SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2005

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

PREFATORY NOTE

This Form 6-K/A amends and restates the Form 6-K filed on June 10, 2005, with the Securities and Exchange Commission. Certain text was omitted or otherwise in error due to typographical mistakes. Such errors are herein corrected.

TABLE OF CONTENTS

Press Release dated June 13, 2005

BENETTON FINALIZES REVOLVING CREDIT LINE OF 500 MILLION EURO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: June 13, 2005

CORRECTION TO THE PRESS RELEASE DISTRIBUTED ON 10TH JUNE 2005

Ponzano, 13th June 2005. In relation to the press release concerning the finalisation of the negotiation of a revolving credit line for an amount of 500 million euro, distributed on 10th June 2005, the financial covenant "minimum ratio between the net financial position and shareholders' equity of 1" should read "maximum ratio between the net financial position and shareholders' equity of 1".

For further information:

Media

0039 0422 519036

www.benettongroup.com/press

Investor Relations

0039 0422 519412

www.benettongroup.com/investors